#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

N E W S   R E L E A S E

JOINT VENTURE ON SIWASH MINERAL CLAIMS

May 13th, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF) (the “Company”) is pleased to announce that, as disclosed in its News Release dated March 31st, 2005, the Company has now received TSX Venture Exchange approval to the Mining Venture Agreement dated March 31st, 2005 with Ravencrest Resources Inc. (“Ravencrest”), whereby the Company granted the right to Ravencrest to acquire a 50% interest in two claim groups, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek, in the Similkameen Mining Division (the “Property”).

The Company has now received payment of the sum of $25,000 and 100,000 common shares in the capital stock of Ravencrest and, accordingly, Ravencrest has earned its 50% interest in the Property.  In order to maintain its interest in the Property, Ravencrest is required to carry out further work on the Property based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500, on or before March 31, 2006.  The 100,000 common shares of Ravencrest are restricted from trading until September 10th, 2005.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.

Mr. Anton Drescher, President

Tel: (604) 685-1017

Web site:  www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.